EXHIBIT 12

                                CARNIVAL CORPORATION
                         RATIO OF EARNINGS TO FIXED CHARGES
                           (in thousands, except ratios)

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                                         Six Months Ended May 31,
                                         1998              1997
Net income                              $270,510         $212,807
Income tax benefit                        (6,861)          (6,353)

Income before income tax benefit         263,649          206,454

Adjustment to earnings:
   Loss from affiliated operations
     and dividends received               23,621           17,334

Earnings as adjusted                     287,270          223,788
Fixed Charges:
  Interest expense, net                   24,735           31,536
  Interest portion of rental expense (1)     704              669
  Capitalized interest                    15,979            7,415

Total fixed charges                       41,418           39,620

Fixed charges not affecting earnings:
   Capitalized interest                  (15,979)          (7,415)

Earnings before fixed charges           $312,709         $255,993

Ratio of earnings to fixed charges           7.6 x            6.5 x








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(1) Represents one-third of rental expense, which management believes to be representative of the interest portion of rental expense.